Exhibit 1

FOR IMMEDIATE RELEASE	27 February 2013

WPP PLC (“WPP”)

Ogilvy & Mather acquires majority stake in South African

mobile marketing agency Strike Media

WPP announces that Ogilvy & Mather, the global marketing communications group, has acquired a majority stake in Strike Media Proprietary Limited (“Strike”) in South Africa.

Strike is a mobile marketing and technology agency delivering customised mobile strategy, campaigns,design and development services to clients across the financial, retail, consumer and telecommunications sectors.

Established in 2003 by Russel Stromin, Strike is headquartered in Cape Town and employs 20 people. Key clients and partners include Vodacom, MTN, Cell C and Metropolitan Health.

Strike’s revenues for the financial year ended 29 February 2012 were approximately ZAR 16 million with gross assets as at the same date of approximately ZAR16 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues (including associates) are budgeted to exceed US$6 billion in 2013, representing over 33% of the Group’s total revenues, which in 2011 totalled US$16 billion. WPP has set a target of 35-40% of revenue derived from digital in the next five years. Across the continent of Africa, the Group (including associates) collectively employs over 24,000 people, generating revenues of over US$600 million.

Contact:

Feona McEwan, WPP

Tel +44 207 408 2204